SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Colony Bankcorp, Inc.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
19623P101
(CUSIP Number)
Jonathan W R Ross, P. O. Box 7326, Tifton, GA 31793, 229-326-0559
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 10, 2020
(Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19623P101    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Jonathan W.R. Ross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) x (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 459,933
	8	SHARED VOTING POWER 21,163
	9	SOLE DISPOSITIVE POWER 459,933
	10	SHARED DISPOSITIVE POWER 21,163
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,096
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Based on 9,498,783 shares of the Issuer’s Common Stock outstanding as of November 9, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020. ☐

CUSIP No. 19623P101    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS The R Sidney Ross Life Insurance Trust U/A DTD 07/06/00
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) x (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,079
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,079
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,079
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Based on 9,498,783 shares of the Issuer’s Common Stock outstanding as of November 9, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 19623P101    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Jonathan W R Ross Family Trust FBO Jonathan W R Ross Family DTD 11/18/1996
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) x (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Based on 9,498,783 shares of the Issuer’s Common Stock outstanding as of November 9, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

Item 1.    Security and Issuer.
This Schedule 13D relates to the shares of common stock, $1.00 par value (the “Common Stock”), of Colony Bankcorp, Inc., a Georgia corporation (the “Issuer”). The principal executive office of the Issuer is located at 115 South Grant Street, Fitzgerald, Georgia 31750.
Item 2. Identity and Background.
This Schedule 13D is jointly filed by Jonathan W.R. Ross, the R Sidney Ross Life Insurance Trust DTD 07/06/00 (the “Life Insurance Trust”) and the Jonathan W R Ross Family Trust FBO Jonathan W R Ross DTD 11/18/1996 (the “Family Trust,” and collectively, the “Reporting Persons”).
Mr. Ross is a citizen of the United States and his present principal occupation or employment is engaging in business as the President of Ross Construction Company, which has a principal business address of P. O. Box 7326, Tifton, GA 31793. Mr. Ross is a member of the board of directors of the Issuer. The Life Insurance Trust and the Family Trust are trusts established by Mr. Ross. Mr. Ross is the sole trustee of both the Life Insurance Trust and the Family Trust.
By virtue of these relationships and pursuant to the SEC’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group.
The address of each Reporting Person for purposes of this filing is: P.O. Box 7326, Tifton, Georgia, 31793.
The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On November 10, 2020, Robert S. Ross transferred 300,000 shares of Common Stock to Mr. Ross for no consideration. The other shares of Common Stock held directly by Mr. Ross were acquired by gift or with the proceeds derived from his personal funds. The shares of Common Stock held directly by the Life Insurance Trust and the Family Trust were acquired by gift for no consideration.
Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer reported herein for investment purposes.

The shares of Common Stock reported in this Schedule 13D have been acquired for investment in the ordinary course of business. Although the Reporting Persons have no specific plan or proposal that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, consistent with its investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of the shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person, and/or other investment considerations.

Mr. Ross is a director of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

All percentages are based on 9,498,783 shares of the Issuer’s Common Stock outstanding as of November 9, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 19623P101    SCHEDULE 13D

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 481,096 shares of Common Stock, representing 5.1% of the outstanding Common Stock.
Mr. Ross beneficially owns 481,096 shares of Common Stock, which represents 5.1% of the outstanding Common Stock, the Life Insurance Trust beneficially owns 21,079 shares of Common Stock, which represents 0.2% of the outstanding Common Stock, and the Family Trust beneficially owns 84 shares of Common Stock, which represents 0.0% of the outstanding Common Stock.
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:
(i) Sole power to vote or to direct the vote:
Mr. Ross has the sole power to vote or to direct the vote of the 459,933 shares of Common Stock he beneficially owns.
(ii) Shared power to vote or to direct the vote:
Mr. Ross and the Life Insurance Trust have shared power to vote or to direct the vote of the 21,079 shares of Common Stock they beneficially own. Mr. Ross and the Family Trust have shared power to vote or to direct the vote of the 84 shares of Common Stock they beneficially own.
(iii) Sole power to dispose or to direct the disposition of:
Mr. Ross has the sole power to dispose or direct the disposition of the 459,933 shares of Common Stock he beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:
Mr. Ross and the Life Insurance Trust have shared power to dispose or direct the disposition of the 21,079 shares of Common Stock they beneficially own. Mr. Ross and the Family Trust have shared power to dispose or direct the disposition of the 84 shares of Common Stock they beneficially own.
(c) Other than as described herein, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.
(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated February 16, 2021, by and among Jonathan W. R. Ross, the R Sidney Ross Life Insurance Trust and the Jonathan W R Ross Family Trust.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2021

JONATHAN W. R. ROSS

By:    /s/ Jonathan W.R. Ross
    Jonathan W.R. Ross, Individually

THE R SIDNEY ROSS LIFE INSURANCE TRUST

By:     /s/ Jonathan W. R. Ross
Name:     Jonathan W. R. Ross
Title:     Trustee

THE JONATHAN W R ROSS FAMILY TRUST

By:     /s/ Jonathan W. R. Ross
Name:     Jonathan W. R. Ross
Title:     Trustee